UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months ended June 30, 2014 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2014

	March 31,	June 30,
	2014	2014
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	1,882,901	1,989,506	320,702
Accounts receivable, less allowance for doubtful accounts
(March 31, 2014: RMB20,322; June 30, 2014: RMB22,145)	95,273	101,900	16,426
Inventories	31,583	29,008	4,677
Prepaid expenses and other receivables	37,010	27,339	4,407
Debt issuance costs	3,616	3,615	583
Deferred tax assets	7,664	7,948	1,281
Total current assets	2,058,047	2,159,316	348,076
Property, plant and equipment, net	626,632	618,553	99,709
Non-current prepayments	208,894	214,825	34,629
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2014: RMB42,703; June 30, 2014: RMB43,722)	225,496	220,924	35,612
Inventories	48,385	51,256	8,262
Intangible assets, net	120,549	119,394	19,246
Available-for-sale equity securities	144,247	148,711	23,972
Other investment	189,129	189,129	30,487
Debt issuance costs	7,854	6,951	1,120
Deferred tax assets	1,789	1,893	305
Total assets	3,631,022	3,730,952	601,418

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,672
Accounts payable	10,422	14,957	2,411
Accrued expenses and other payables	102,559	68,567	11,053
Deferred revenue	196,432	198,717	32,033
Amounts due to related parties	21,453	16,820	2,711
Income tax payable	2,571	1,525	246
Deferred tax liabilities	3,900	5,200	838
Total current liabilities	397,337	365,786	58,964
Convertible notes	777,753	787,988	127,021
Non-current deferred revenue	823,921	897,363	144,652
Other non-current liabilities	164,077	177,551	28,621
Deferred tax liabilities	27,938	27,639	4,455
Total liabilities	2,191,026	2,256,327	363,713

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2014 - (continued)

	March 31,	June 30,
	2014	2014
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and June 30, 2014, respectively	50	50	8
Additional paid-in capital	798,221	798,221	128,671
Treasury stock, at cost
(March 31 and June 30, 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(454)
Accumulated other comprehensive income	84,263	89,298	14,395
Retained earnings	555,323	585,059	94,309
Total equity attributable to China Cord Blood Corporation	1,435,042	1,469,813	236,929
Non-controlling interests	4,954	4,812	776
Total equity	1,439,996	1,474,625	237,705
Total liabilities and equity	3,631,022	3,730,952	601,418

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2013 and 2014

	Three months ended June 30,
	2013	2014
	RMB	RMB	US$

	(in thousands except share data)

Revenues	128,721	153,331	24,716
Direct costs	(24,492)	(29,776)	(4,800)
Gross profit	104,229	123,555	19,916
Operating expenses
Research and development	(2,523)	(2,499)	(403)
Sales and marketing	(28,424)	(31,743)	(5,117)
General and administrative	(27,402)	(29,146)	(4,698)
Total operating expenses	(58,349)	(63,388)	(10,218)
Operating income	45,880	60,167	9,698
Other expense, net
Interest income	4,182	4,266	688
Interest expense	(14,758)	(24,895)	(4,013)
Exchange (loss)/gain	(124)	180	29
Dividend income	8,722	1,196	193
Others	530	617	99
Total other expense, net	(1,448)	(18,636)	(3,004)
Income before income tax	44,432	41,531	6,694
Income tax expense	(11,373)	(11,937)	(1,924)
Net income	33,059	29,594	4,770
Net income attributable to non-controlling interests	(153)	142	23
Net income attributable to China Cord Blood Corporation’s shareholders	32,906	29,736	4,793

Net income per share:
Attributable to ordinary shares
- Basic	0.40	0.37	0.06
- Diluted	0.40	0.37	0.06

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	6,805	529	85
- Net unrealized gain in available-for-sale equity securities, net of nil tax	24,338	4,506	726
Comprehensive income	64,202	34,629	5,581

Comprehensive income attributable to non-controlling interests	(153)	142	23
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	64,049	34,771	5,604

Other Events

On August 28, 2014, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months ended June 30, 2014. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated August 28, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: August 28, 2014